(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

October 5, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Hanover Street Trust (the trust):
Fidelity Emerging Markets Debt Central Fund (the fund)
File No. 811-03466
Amendment No. 48

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the following items: Cover letter, facing page, Part A, Part B, and Part C for Fidelity Emerging Markets Debt Central Fund.

The fund's Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 47. This filing also serves to update standard disclosure and implement editorial changes.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group